SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________.
Commission File No. 1-768
SOLAR TURBINES INCORPORATED SAVINGS AND INVESTMENT PLAN (Full title of the Plan)
CATERPILLAR INC. (Name of issuer of the securities held pursuant to the Plan)
100 NE Adams Street, Peoria, Illinois 61629 (Address of principal executive offices)

REQUIRED INFORMATION

Item 1.
The audited statements of net assets available for Plan benefits as of the end of the latest two fiscal years of the Plan are attached hereto as Exhibit A.

Item 2.
The audited statements of changes in net assets available for Plan benefits for each of the latest two fiscal years of the Plan are attached hereto as Exhibit B.

Item 3.
The statements required by Items 1 and 2 have been prepared in accordance with the applicable financial reporting requirements of ERISA.

Item 4.
The Consent of Independent Registered Public Accounting Firm is attached hereto as Exhibit C.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

SOLAR TURBINES INCORPORATED SAVINGS AND INVESTMENT PLAN
CATERPILLAR INC. (Issuer)

June 22, 2007	By:	/s/ David B. Burritt

		Name:	David B. Burritt
		Title:	Vice President and Chief Financial Officer

Solar Turbines Incorporated
Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005

Solar Turbines Incorporated Savings and Investment Plan Index

Page(s)
Report of Independent Registered Public Accounting Firm	5
Financial Statements
Statements of Net Assets Available for Benefits December 31, 2006 and 2005	6
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2006 and 2005	7
Notes to Financial Statements December 31, 2006 and 2005	8-15
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006	17

Note:  Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants, Plan Administrator, Investment
Plan Committee and Benefit Funds Committee of the
Solar Turbines Incorporated Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Solar Turbines Incorporated Savings and Investment Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Peoria, Illinois
June 22, 2007

Exhibit A
Solar Turbines Incorporated Savings and Investment Plan
Statements of Net Assets Available for Benefits December 31, 2006 and 2005

(in thousands of dollars)	2006	2005
Investments
Interest in the Caterpillar Investment Trust	$96,056	$88,321
Participant loans receivable	3,533	3,248
Other investments - participant directed brokerage accounts	1,065	1,327

Total Investments	100,654	92,896
Receivables
Participant contributions receivable	86	1
Employer contributions receivable	19	-

Net assets available for benefits	$100,759	$92,897

The accompanying notes are an integral part of these financial statements.

Exhibit B
Solar Turbines Incorporated Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2006 and 2005

(in thousands of dollars)	2006	2005
Investment income
Plan interest in net investment income of Caterpillar Investment trust	$6,823	$11,439
Interest on participant loans receivable	232	159
Net investment income from participant directed brokerage accounts	164	156

Net investment income	7,219	11,754

Contributions
Participant	5,934	5,742
Employer	1,978	1,091

Total contributions	7,912	6,833

Deductions
Withdrawals	(7,234)	(4,681)
Administrative expenses	(35)	-

Total contributions	(7,269)	(4,681)

Increase in net assets available for benefits	7,862	13,906
Transfers
Transfers from other plans, net	-	2,401

Net increase in net assets available for benefits	7,862	16,307

Net assets available for benefits
Beginning of year	92,897	76,590

End of year	$100,759	$92,897

The accompanying notes are an integral part of these financial statements.

Solar Turbines Incorporated Savings and Investment Plan
Notes to Financial Statements December 31, 2006 and 2005

1.	Plan Description

The following description of the Solar Turbines Incorporated Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a contributory defined contribution plan established by Solar Turbines Incorporated (the “Company”), a 100 percent-owned subsidiary of Caterpillar Inc., to enable eligible employees of the Company and its subsidiaries (the “participating employers”) to accumulate funds for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended (“ERISA”).

Participation

Hourly employees of the participating employers who meet certain age, service and citizenship or residency requirements are eligible to participate in the Plan. Participation commences upon an eligible employee filing an application with the Plan’s record keeper. Participating eligible employees (the “participants”) may elect to make after-tax contributions to the Plan and also defer a portion of their compensation until retirement through pre-tax contributions.

Participant Accounts

Accounts are separately maintained for after-tax and pre-tax contributions by the Plan’s record keeper for each participant. The participant's after-tax contribution account is credited with the participant contributions, employer contributions and an allocation of Plan earnings. The participant’s pre-tax contribution account is credited with participant contributions as defined below and an allocation of Plan earnings. Allocations of earnings are based on participant account balances, as defined. Participant benefits are limited to their vested account balances.

Contributions

Participant contributions can be made through after-tax payroll deductions based on a percentage (2 to 6 percent) of total earnings as elected by the employee.  Participant contributions can also be made through pre-tax compensation deferral as elected by the participants. Participants who are at least 50 years old by the end of the calendar year are allowed by the Plan to make a catch-up contribution for that year. Contributions are subject to certain limitations set by the Internal Revenue Code.

Effective January 14, 2004, the Company began matching contributions to the Plan equal to 50 percent, 66-2/3 percent or 80 percent of participant after-tax contributions (up to 6 percent of earnings), based on the participant’s years of service. The Company may change the match percentage or the limit on matching contributions from time to time.

Participants direct the investment of their contributions and employer match contributions into various investment options offered by the Plan as discussed in Note 3. Participants may change their contribution elections and prospective investment elections on a daily basis and reallocate the investment of their existing account balance every seven business days.

Vesting and Distribution Provisions

Participants are fully vested in all participant contributions (pre-tax and after-tax) and earnings thereon. Participants also vest immediately in the Company's matching contributions and the earnings thereon. Upon termination of employment for any reason, including death, retirement or total and permanent disability, or upon Plan termination, the vested balance in participants' accounts is distributable in a single lump sum cash payment unless the participant (or beneficiary) elects to receive Company shares in kind. The value of any full or fractional shares paid in cash will be based upon the average price per share the Trustee receives from sales of Company shares for the purpose of making the distribution. Participants also have the option to leave their vested account balance in the Plan, subject to certain limitations.

Administration

The Plan is administered by Caterpillar Inc., who is responsible for non-financial matters, and the Benefit Funds Committee of Caterpillar Inc., which is responsible for financial aspects of the Plan. Caterpillar Inc. and the Benefit Funds Committee have entered into a trust agreement with The Northern Trust Company (the “Trustee”) to receive contributions, administer the assets of the Plan and distribute withdrawals pursuant to the Plan.

Participant Loans

The Plan provides for participant loans against eligible participants' account balances. Eligible participants obtain loans by filing a loan application with the Plan’s record keeper and receiving all requisite approvals. Loan amounts are generally limited to the lesser of $50,000 or 50 percent of the individual participant's vested account balance, with certain regulatory restrictions. Each loan specifies a repayment period that cannot extend beyond five years. However, the five-year limit shall not apply to any loan used to acquire any dwelling unit which within a reasonable time is to be used (determined at the time the loan is made) as the principal residence of the participant. Loans bear interest at the prime interest rate plus 1 percent, as determined at the time of loan origination. Repayments, including interest, are made through after-tax payroll deductions and are credited to the individual participant's account balance. At December 31, 2006, participant loans have various maturity dates through May 22, 2015, with varying interest rates ranging from 5 to 11 percent.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan at any time to terminate the Plan subject to provisions of ERISA and provisions of the collective bargaining agreement. In the event of Plan termination, Plan assets will be distributed in accordance with the provisions of the Plan.

Plan Qualification

The Plan obtained its latest determination letter on July 7, 2000, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.	Summary of Significant Accounting Policies

New Accounting Guidance

On December 29, 2005, the Financial Accounting Standards Board issued Financial Accounting Standards Board Staff Position, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP a) describes the limited circumstances in which the net assets of an employee benefit plan shall reflect the contract value (which generally equals the principal balance plus accrued interest) of certain investments that it holds, and b) provides a financial statement presentation and disclosure of fully benefit-responsive investment contracts. The Plan has adopted the FSP as of and for the year ended December 31, 2006, which did not have a significant impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

Basis of Accounting
The Plan's accounts are maintained on the accrual basis of accounting.

Investments

The Plan’s interest in the Caterpillar Investment Trust is valued as described in Note 4. Investments included in the participant-directed brokerage account are valued at quoted market prices which, for registered investment companies, represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at estimated fair value consisting of principal and any accrued interest. Interest on investments is recorded as earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses

Starting in 2006, the Plan accrues 6 basis points annually from each investment fund, which is transferred monthly from the Caterpillar Investment Trust into a holding account to pay expenses as they come due. The amount accumulated in the holding account is used to pay certain administrative expenses that have been approved by the Benefits Fund Committee including recordkeeping fees, trustee fees, plan education and audit fees. Caterpillar Inc. pays any expenses which exceed amounts accrued annually by the plan. Prior to 2006, all administrative expenses were paid by the Caterpillar Inc.

Withdrawals
Withdrawals are recorded when paid.

Transfers
Transfers to/from other plans generally represent account balance transfers for participants who transfer from one plan to another plan primarily due to employment status changes.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results could differ from those estimates. The Company believes the techniques and assumptions used in establishing these amounts are appropriate.

Reclassifications
Certain amounts from the prior year have been reclassified to conform to the current-year financial statement and footnote presentation.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits. Approximately 69 percent of the Plan’s investments are invested in Caterpillar Inc. Common Stock.

3.	Investment Programs
The majority of the Plan’s assets are invested in the Caterpillar Investment Trust as discussed in Note 4, except for the participant-directed brokerage account and participant loans receivable.

In October 2005, Caterpillar made the strategic decision to exit the investment management business. As a result, the Benefit Funds Committee selected new investment options for the Plan. The transition of the investment of participant balances to the new investment options were implemented after the close of the market effective May 26, 2006. The new investment options are similar in nature to the previous fund options and participant accounts and future deferral elections were automatically transferred to the most similar new investment option. As with the previous structure, the new investment options consist of four main categories: core investments, model portfolios, Caterpillar stock and a brokerage account.

The core options consist of nine investment choices, each representing a different asset class but collectively offering a broad range of investment alternatives with varying levels of risk and potential returns.

The model portfolios contain a specific mix of the Plan’s core investments. Each portfolio’s mix of stocks and bonds is automatically rebalanced on the last business day of each calendar quarter. The targeted percentage of stocks and bonds in each of the model portfolios is as follows:

*	Conservative	20% stocks and 80% bonds
*	Moderately Conservative	40% stocks and 60% bonds
*	Moderately Aggressive	60% stocks and 40% bonds
*	Aggressive	80% stocks and 20% bonds

The Caterpillar Stock Fund consists of Caterpillar Inc. common stock and a small amount of cash equivalents.

The brokerage account option allows participants to invest in various other investments outside of the standard Plan options. Hewitt Financial Services is the custodian for funds invested through this participant-directed option. Investments in the participant directed brokerage account consist of registered investment companies and the net investment income for the participant directed brokerage account consists of net appreciation (depreciation) in the fair value of investments in registered investment companies.

4.	Master Trust

A portion of the Plan’s investments are in the Caterpillar Investment Trust (the "Master Trust"), which was established for the investment of the Plan and other Company sponsored retirement plans. These plans pool their investments in the Master Trust in exchange for a percentage of participation in the Trust. The assets of the Master Trust are held by The Northern Trust Company (the “Trustee”).

The percentage of the Plan's participation in the Master Trust was determined based on the December 31, 2006 and 2005 fair values of net assets for the investment fund options chosen by participants of each plan. At December 31, 2006 and 2005, the Plan's interest in the net assets of the Master Trust was 2.01 percent and 2.02 percent, respectively.

Page 11of 18

The net assets of the Master Trust as of December 31, 2006 and 2005 are as follows:

(in thousands of dollars)	2006	2005
ASSETS
Investments, at fair value:
Caterpillar Inc. common stock	$2,456,108	$2,304,054
Common stocks	1,090,747	-
Corporate bonds and notes	57,516	-
U.S. Government securities	79,737	-
Synthetic guaranteed investment contracts	567,830	-
Common collective trusts	299,042	424,009
Registered investment companies	779	1,625,104
Interest bearing cash	37,468	-
Other investments	8,159	-

	4,597,386	4,353,167

Securities on loan, at fair value
Common stocks	172,928	-
Corporate bonds and notes	11,999	-
U.S. Government securities	34,512	-

	219,439	-

Cash collateral held under securities loan agreements, at fair value
Caterpillar Investment Trust Custom Collateral Fund	213,439	-

Other assets
Receivables for securities sold	10,309	8,443
Accrued income	5,750	1,615

	16,059	10,058

Total Master Trust assets	5,046,323	4,363,225

LIABILITIES
Obligation under securities loan agreements, at fair value	213,439	-
Payables for securities purchased	53,186	1

Total Master Trust liabilities	266,625	1

Master Trust assets, net	$4,779,698	$4,363,224

Plan’s interest in the net Master Trust assets	$96,056	$88,321

Investments are principally stated at fair value. Investments in common stock, preferred stock, corporate bonds and notes, U.S. Government securities and other assets are primarily valued at quoted market prices. Common/collective trusts are stated at unit value, which represents the fair value of the underlying investments. Registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Master Trust at year-end.

Net investment income of the Master Trust for the years ended December 31, 2006 and 2005 is as follows:

(in thousands of dollars)	2006	2005
Interest	$21,781	$-
Dividends	53,253	16,575

Net appreciation of the fair value of investments:
Common stocks	246,789	380,583
Corporate bonds and notes	1,557	-
U.S. Government securities	1,812	-
Common collective trusts	29,198	14,817
Registered investment companies	44,537	101,749
Other investments	1,453	-

Net Master Trust investment income	$400,380	$513,724

Plan’s interest in net Master Trust investment income	$6,823	$11,439

Dividend income is recorded as of the ex-dividend date. Interest income is recorded daily as earned. The Master Trust presents in net investment income, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Investment Contracts

The Master Trust holds fixed income benefit responsive investment contracts, referred to as synthetic guaranteed investment contracts (“synthetic GICs”), in which an investment contract is issued by an insurance company or a financial services institution. Synthetic GICs are valued at contract value. The synthetic GICs, designed to help preserve principal and provide a stable crediting rate of interest, are fully benefit responsive and provide that plan participant initiated withdrawals will be paid at contract value. The synthetic GICs are backed by a portfolio of fixed income investments which are effectively owned by the Plan. The assets underlying the synthetic GICs are maintained by a third party custodian, separate from the contract issuer's general assets. The synthetic GICs are obligated to provide an interest rate not less than zero. These contracts provide that realized and unrealized gains and losses of the underlying assets are not reflected immediately in the assets of the fund, but rather are amortized, usually over the duration of the underlying assets, through adjustments to the future interest crediting rate. The future interest crediting rate can be adjusted periodically and is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The issuers guarantee that all qualified participant withdrawals will occur at contract value.

Employer initiated events, if material, may affect the underlying economics of the investment contracts. These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of a trust or other events. The occurrence of one or more employer initiated events could limit the Plan’s ability to transact at contract value with plan participants. As of December 31, 2006, the Company believes the occurrence of an event that would limit the ability of the Plan to transact at contract value with the participants in the Plan is remote.

A summary of the average yields for the synthetic GICs are as follows:

Average yields	December 31, 2006

Based on actual income	5.75%
Based on interest rate credited to participants (reduced for fees and expenses)	5.53%

The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the synthetic GICs as well as an adjustment of the fully benefit-responsive synthetic GICs from fair value to contract value. The synthetic GICs are presented at fair value, which approximates contract value.

Derivatives

Within the Master Trust, a number of investment managers use derivative financial instruments to meet fund objectives and manage exposure to foreign currency, interest rate and market fluctuations. The fair value of these derivative contracts and related appreciation/depreciation are included in Other Investments in the Statements of Net Assets Available for Benefits and Investment Income of the Master Trust.

A summary of the open futures contracts as of December 31, 2006 is as follows:

	Long Contracts		Short Contracts

*(in thousands of dollars)	Contracts	Fair Value*	Contracts	Fair Value*

Equity futures	125	$29,369	-	$-
U.S. treasury bill and treasury bond futures	139	14,680	(98)	10,532
Eurodollar futures	47	11,139	-	-

There were no futures contracts outstanding as of December 31, 2005.

The Master Trust continually monitors its positions with, and the credit quality of, the major financial institutions which are counterparties to its financial instruments, and does not anticipate nonperformance by these counterparties.

Securities Lending

In June 2006, the Master Trust began participating in a securities lending program offered by the Trustee. As a participating lender, the Master Trust receives cash, letters of credit, or U.S. government securities as collateral for loans of securities to approved borrowers. The Trustee pools the cash collateral in the Caterpillar Investment Trust Custom Collateral Fund, which invests primarily in short term investment vehicles. Initial collateral levels are not less than 102 percent of the fair value of the borrowed securities, or not less than 105 percent if the borrowed securities and the collateral are denominated in different currencies. The fair value of securities on loan was approximately $219 million at December 31, 2006. The fair value of the collateral received in 2006 for these loaned securities was approximately $226 million, of which approximately $213 million represented cash or other highly liquid investments. Net investment income from securities lending was approximately $0.4 million in 2006 and is included in interest in the net investment income of the Master Trust.

5.	Parties-in-Interest

The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in securities of the Company.

Prior to May 26, 2006, the Master Trust invested in the Preferred Group of Mutual Funds, registered investment companies that were sponsored by Caterpillar Investment Management Ltd. (CIML), formerly a wholly-owned subsidiary of Caterpillar Inc. CIML managed the Preferred Short-Term Government Securities Fund while all other funds were managed by unrelated investment managers. Caterpillar Securities, Inc., a wholly-owned subsidiary of CIML, distributed the shares of the registered investment companies to the Master Trust.

Beginning May 26, 2006, the investment options available to the participants as summarized in Note 3 include the Caterpillar Stock Fund. The Master Trust also invests in the US Equity Broad Index Fund, which is sponsored and managed by The Northern Trust Company, the Trustee for the Master Trust. The Northern Trust Company also manages the cash equitization portion of each of the investment options for liquidity purposes.

6.	Reconciliation of Financial Statements to Form 5500
The following table reconciles the net assets available for benefits per the audited financial statements to the Form 5500 Annual Report:

(in thousands of dollars)	2006	2005
Net assets available for benefits per financial statements	$100,759	$92,897
Certain deemed distributions of participant loans	(223)	(142)

Net assets per Form 5500	$100,536	$92,755

Supplemental Schedule

Schedule I
Solar Turbines Incorporated Savings and Investment Plan
EIN 95-3621514 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Caterpillar Inc.	Caterpillar Investment Trust	**	$96,055,900

	Hewitt Financial Services	Participant-directed brokerage account	**	1,065,041

*	Participant loans receivable	Participant loans (various maturity dates through August 8, 2016, various interest rates ranging from 4.75% to 11%)	-	3,533,348

		Total Investments		$100,654,289

* Denotes party in interest.
** Cost information is not applicable for participant directed investments.

Exhibit C

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 2-97450, as amended, 333-37353, and 333-133275) of Caterpillar Inc. of our report dated June 22, 2007 relating to the financial statements of the Solar Turbines Incorporated Savings and Investment Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Peoria, Illinois
June 22, 2007